FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Konami Group Interim Report for six months ended September 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2004

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name: Noriaki Yamaguchi
Title: Executive Vice President and CFO

KONAMI

Fiscal 2005
KONAMI GROUP
Interim Report

April 1, 2004—September 30, 2004

KONAMI CORPORATION

KONAMI Website:

“Investor Relations Channel”

The “Investor Relations Channel” is a section of our corporate website devoted to investor relations. This site offers a wealth of investor relations information, from our latest financial results to news releases and a Q&A section that is updated weekly. The “Investor Relations Channel” can be easily accessed from KONAMI’s homepage at the URL below.

URL: www.konami.com

Konami Investor Newsletter

For shareholders and other investors interested in KONAMI, we prepare a newsletter distributed in a timely manner via email. Please visit our website to sign up for this newsletter.

CAUTIONARY STATEMENTS WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this report with respect to our current plans, estimates, strategies and beliefs, including any forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information that is currently available to it, and, therefore, you should not place undue reliance on such statements. A number of important factors could cause actual results to be materially different from, and possibly worse than, those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally, mainly in our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness Business Segment; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

To Our Shareholders

First of all, I wish to express our deepest appreciation for your interest in and support of our group, along with our sincerest wishes for your prosperity and success.

We are pleased to present our interim business report for the first half of fiscal 2005 (April 1, 2004 to September 30, 2004). I would like to take this opportunity to comment on our progress.

During the first half of fiscal 2005, factors contributing to performance included the launch of a million-seller soccer game title for the third straight year in the Computer & Video Games Business Segment, together with a brisk showing by e-AMUSEMENT products in the Amusement Business Segment. In the Toy & Hobby Business Segment, we have just started growing the boys’ toys category into a new pillar of operations alongside the Yu-Gi-Oh! card game series. The Gaming Business Segment, a field that promises future growth, has commenced construction of a new plant in Las Vegas, Nevada, as part of plans to assemble a framework for reliably supplying high-quality gaming machines. And in the Health & Fitness Business Segment, we will be opening our first Konami Sports Club in Okinawa Prefecture in February 2005. This opening will mark the completion of a nationwide network of Konami Sports Club facilities from Hokkaido to Okinawa that will provide services of unprecedented quality across the country.

As a result of the foregoing, consolidated net revenues were ¥114,009 million, 87.7% of consolidated net revenues for the six months ended September 30, 2003. Consolidated operating income was ¥11,851 million, 54.6% of consolidated operating income for the six months ended September 30, 2003. Consolidated net income was ¥1,626 million, 15.0% of consolidated net income for the six months ended September 30, 2003. In line with our fundamental policy of consistently paying a high level of dividends, we have declared an interim dividend of ¥27 per share.

As always, our overriding goal remains to provide a “High-Quality Life” to people all over the world—lives filled with inspiration, surprise and wonder. I ask for your continued support and understanding as we work towards realizing this goal.

November 2004

Kagemasa Kozuki

CEO, KONAMI Group

Feature: Frequently Asked Questions

Q1	In the Computer & Video Games Business Segment, why did you establish a new subsidiary in North America? Also, what actions are you directing at the promising Chinese market?

A1	The KONAMI Group has outstanding content that is highly regarded worldwide, such as the WORLD SOCCER WINNING ELEVEN series. However, to continue to create content that is well received around the world, product development must reflect an accurate understanding of trends in local markets. Accordingly, Konami Digital Entertainment, Inc. was established in Los Angeles, California, U.S., in October 2003 to acquire quality content and strengthen marketing functions overseas.

On the other hand, China is a promising market for the future. In June 2004, we launched the latest version of our popular soccer title WORLD SOCCER WINNING ELEVEN 7 INTERNATIONAL (Japanese title) in China. This marked our first software release for the PlayStation 2 console in the country. Although the PlayStation 2 just hit shelves in China in December 2003, we remain focused on capturing a greater share of the Chinese market.

Q2	Is Japan’s declining birthrate affecting the Toy & Hobby Business Segment?

A2	Despite the falling birthrate, Japan’s toy market has remained flat. The main reasons are higher expenditure per child and the emergence of a new market for hobby products targeting adults. Looking ahead, the KONAMI Group will expand product categories to capture demand from new customer segments, while actively developing businesses in overseas markets, which are collectively much larger than Japan’s market.

Q3	Please tell us more about the e-AMUSEMENT service, one of your main offerings in the strong Amusement Business Segment.

A3	Developed by the KONAMI Group, the e-AMUSEMENT service is a proprietary arcade online game service that offers an entirely new brand of entertainment. Players can compete against opponents in arcades across Japan, and also save data on the system to continuously resume play. Furthermore, in soccer, mah-jong and other games, players can put their true skills to the test by competing head-to-head against opponents nationwide. The cumulative number of registered players for games compatible with KONAMI’s online game service has topped three million, indicating strong acceptance of this system by users and arcade operators across Japan.

Q4	Please explain in more detail how your promising Gaming Business Segment is performing.

A4	Currently, KONAMI is actively developing gaming businesses in North America and Australia. For the first time, the Gaming Business Segment achieved profitability on an operating income basis in fiscal 2004. Up until now, the segment has undergone a period of initial investment, incurring R&D, capital expenditures and other upfront expenses. However, after structuring a full product lineup and obtaining licenses to manufacture and sell gaming machines in 25 states and provinces in North America, the Gaming Business Segment is now poised for full-fledged growth.

This segment is also involved in developing and selling casino management systems, which link cash flow interfaces such as slot machines and table games over a network to perform accounting and customer management. By marketing these systems alongside gaming machines, we aim to provide more efficient services.

We plan to complete a new plant under construction in Las Vegas, Nevada, U.S., by the end of the current fiscal year. The new plant is projected to significantly ramp up production capacity.

Q5	How will Japan’s declining birthrate and aging society affect the Health & Fitness Business Segment?

A5	Demand for health and relaxation services is strong in today’s aging society with a falling birth-rate. Indeed, Konami Sports is seeing an increase in members over the age of 50. Expenditure per child is also rising in step with the lower birthrate. We therefore intend to steadily capture demand from this age segment by enhancing programs for children and taking other actions. Looking ahead, the Health & Fitness Business Segment will take various actions, such as combining IT-driven health management for members and the sale of nutritional supplements with facility training programs, to provide still higher value-added services. In this manner, we will continue to support the physical well-being and health of our members.

Business Results (U.S. GAAP)

Overview

During the interim consolidated accounting period, the Japanese economy has been staging a recovery on the back of an upturn in corporate performance with strong exports, the growth in capital investment and the gradual increase in individual consumption. Also, the world economy has been turning around as the U.S. and Chinese economies continue to grow.

In the entertainment industry in which we operate, sales of software continued steadily in the global home video game market. Both Nintendo and Sony will introduce a new handheld game machine in the second half of this year and are expected to vitalize the market.

In the health industry, with the arrival of a graying society, there was a health conscious trend, especially among the middle-aged and senior groups, who seem to have increased concerns about physical fitness. We are looking to develop this market in the future as the number of people utilizing sports clubs is still low in Japan compared with the U.S. and Europe.

In this operating environment, in the Computer & Video Games Business Segment, WORLD SOCCER WINNING ELEVEN 8 for PlayStation 2, a popular soccer game, had received orders for one million copies by the time of its release in August 2004, and the WINNING ELEVEN series thereby became a million-seller for the third consecutive year. At TOKYO GAME SHOW 2004 held in September 2004, our products, such as METAL GEAR SOLID 3 SNAKE EATER, the latest title in the METAL GEAR SOLID series, attracted considerable attention from many guests.

The Toy & Hobby Business Segment maintained its solid sales of the Yu-Gi-Oh! trading card game in the U.S. and Europe. We held the Yu-Gi-Oh! World Championship Tournament in Los Angeles in the U.S. in July 2004 and the finalists, who had won their preliminary round matches in a field of approximately 10 million entrants, played a series of exciting matches aiming to be the world number one.

In the Amusement Business Segment, e-AMUSEMENT products such as BATTLE CLIMAXX!, the first online professional wrestling trading card game in the industry, and MAH-JONG FIGHT CLUB 3, generated solid revenues.

In the Gaming Business Segment, the business started to grow rapidly in North America through the acquisition of gaming licenses and the diversification of its product lineup. In Australia, we exhibited many of our latest products at Australasian Gaming Expo 2004, which is the biggest gaming show in the country.

In the Health & Fitness Business Segment, we installed Automated External Defibrillators (AEDs), in all Konami Sports Clubs to aid all-round customer safety while offering high-quality service. We also released Refreshment bike, a home-use fitness machine, and FLAVANGENOL UP50, our original nutritional supplement. Through these and other actions, we proposed ways for customers to maintain and improve their health in a variety of scenes in daily life.

As a result, consolidated net revenues for the six months ended September 30, 2004, amounted to ¥114,009 million, and consolidated operating income, consolidated income before income taxes, and consolidated net income were ¥11,851 million, ¥11,586 million and ¥1,626 million, respectively.

The interim dividend payout is ¥27 per share.

		Six months ended September 30, 2002 (April 1, 2002 to September 30, 2002)	Six months ended September 30, 2003 (April 1, 2003 to September 30, 2003)	Six months ended September 30, 2004 (April 1, 2004 to September 30, 2004)
Net Revenues	(¥ million)	113,195	129,976	114,009
Operating Income	(¥ million)	10,165	21,698	11,851
Income Before Income Taxes	(¥ million)	10,150	22,408	11,586
Net Income	(¥ million)	4,368	10,859	1,626
Net Income per Share	(¥)	35.66	90.13	13.51
Total Assets	(¥ million)	305,386	290,642	294,274
Total Stockholders’ Equity	(¥ million)	125,234	96,626	99,847
Total Stockholders’ Equity per Share	(¥)	1,039.38	801.99	833.28
Equity-Assets Ratio	(%)	41.0	33.2	33.9

Performance by Business Segment

Computer & Video Games Business

In the Computer & Video Games Business Segment, WORLD SOCCER WINNING ELEVEN 8 for PlayStation 2 had received orders for one million copies by the time of its release in August 2004, and the WINNING ELEVEN series thereby became a million-seller for the third consecutive year. In addition, we released titles such as JIKKYOU PAWAFURU PUROYAKYU 11 (baseball game) and Suikoden IV (original role playing game), which both generated favorable sales.

In overseas markets, popular titles received positive reviews. In Europe, SILENT HILL 4 —THE ROOM— for PlayStation 2 and Xbox recorded favorable sales. In North America and Europe, Yu-Gi-Oh! Reshef of Destruction, one of the Yu-Gi-Oh! series, maintained its strong sales, and in North America, DDR EXTREME, one of the Dance Dance Revolution series, also recorded strong sales.

As a result, consolidated net revenues of the Computer & Video Games Business Segment were ¥32,665 million for the six months ended September 30, 2004 (84.7% of consolidated revenues for the six months ended September 30, 2003).

TOPICS

World Awaits December 16 Launch of METAL GEAR SOLID 3 SNAKE EATER for the PS2

The long-awaited third title in the METAL GEAR SOLID series, which has already racked up total worldwide shipments of more than 14.6 million copies, will go on sale in Japan on December 16, 2004. Japan’s world-famous game creator, Hideo Kojima, headed up the team that made the sequel, METAL GEAR SOLID 3 SNAKE EATER. Set against the backdrop of the Cold War in the 1960s, the game takes place in jungle and other natural environments. Based on concepts like “camouflage” and “survival,” the game gives game-players a groundbreaking narrative and incorporates innovative new systems, such as a “Camouflage Index,” showing how well characters blend into their surroundings. SNAKE EATER is the best in the series yet, and is ready to satisfy game fans worldwide.

WORLD SOCCER WINNING ELEVEN 8 for the PS2 Records 1 Million Sales on Launch

WORLD SOCCER WINNING ELEVEN 8 for the PS2, the latest in KONAMI’s popular soccer game series, went on sale on August 5, 2004, immediately recording shipments of 1 million copies. This bettered the performance of the previous version, WORLD SOCCER WINNING ELEVEN 7, which reached the same mark three weeks after release. This marked the third year in a row that WORLD SOCCER WINNING ELEVEN titles have achieved sales of 1 million copies. Since hitting the market in 1995, total worldwide shipments of WINNING ELEVEN games, centered on Japan and Europe, have topped 17 million copies. The series is now a fixture at the top of soccer game rankings.

©1996 JFA

©2002 JFA.MAX

©2001 Korea Football Association Special thanks to Fortuna, MUKTA, SEJIN, Denis for Korea National Team Data adidas, the adidas logo and the 3-Stripe trade mark are registered trade marks of the adidas-Salomon group, used with permission.

Roteiro is a trade mark of the adidas-Salomon AG group, used with permission.

the use of real player names and likenesses is authorised by FIFPro and its member associations.

Officially licensed by Eredivisie NV

Gioco ufficialmente concesso in licenza dalla LEGA NAZIONALE PROFESSIONISTI

Campeonato Nacional de Liga 2003/04 Primera y/o/Segunda Division Producto bajo Licencia Oficial de la LFP

All other copyrights or trademarks are the property of their respective owners and are used under license.

Toy & Hobby Business

In the Toy & Hobby Business Segment, we have been developing our business presence mainly in the boys’ toys field since last year. We have been focusing our attention on the continuously growing animation market to further explore the boys’ toys field, and we fully participated in the planning and development of Get Ride! AMDRIVER, a TV-originated animation series, which has been broadcast on Japanese television since April 2004, and with which we have started a substantial media-mix project by tying up with multimedia companies. We also introduced a new product in the GRANSAZERS series, a TV program broadcast since October 2003 for which we have exclusive toy merchandising rights, and we increased sales as a result of this. With the Yu-Gi-Oh! card game, although sales have decreased compared to the same period in the previous year, sales were steady relative to the card game market as a whole.

As a result, consolidated net revenues of the Toy & Hobby Business Segment for the six months ended September 30, 2004 were ¥17,997 million (57.2% of consolidated revenues for the six months ended September 30, 2003).

TOPICS

SFX Superheroes Genseishin Justirisers Toys Hit the Shelves!

KONAMI has acquired the video game and toy rights to the Genseishin Justirisers, an SFX superhero animated TV series that began airing on six TV Tokyo-affiliated broadcasters and 29 other nationwide broadcasters on October 2, 2004. This marks the second time that KONAMI has launched a range of toys based on SFX superheroes, the last time being the Choseishin Gransazers. During the space of a year, and to coincide with broadcasting schedules, this latest project will see the planned sale of around 100 different products that use light, sound and gadgets. Konami Computer Entertainment Japan, which has created numerous games based on popular anime series, will also release a new game for the Game Boy Advance on December 23, 2004 based on the Genseishin Justirisers show. By joining hands with other parts of the KONAMI Group in this way, KONAMI is aiming to inject new energy into the character toy market.

© 2004 JUSTIRISERS

The PLAY-POEMS Series of High-Quality Virtual Game Toys

New virtual games that players can interact with and that offer a totally new gaming experience are attracting attention for their ability to give users the chance to play sports whenever they want at home. Against this backdrop, KONAMI has developed its own PLAY-POEMS series of virtual game toys. In November this year, KONAMI launched two games in the series: Nekketsu Power Pro Champ, a baseball game, and Sokai Golf Champ, a golf game. Simply by connecting the games to the TV and completing the easy-to-use settings, users can move the character on the TV screen by just moving their own bodies. This eliminates the need for difficult controller sequences. These toys, which offer more chances for content use and also make use of KONAMI’s expertise as an entertainment company, are finding popularity with children and adults alike.

Amusement Business

In the Amusement Business Segment, in video games, e-AMUSEMENT products for amusement arcades, such as BATTLE CLIMAXX!, a professional wrestling trading card game, and the MAH-JONG FIGHT CLUB series, which allow online match-ups among players nationwide, received favorable reviews. Sales of products in the music simulation game series, such as drummania and GUITARFREAKS, remained strong. In token-operated products, WingFantasia, which allows players to enjoy the unique atmosphere of an authentic Japanese backgammon game with a roulette-type selection device, GI-TURFWILD 2, a large-scale, token-operated horse racing game, which makes players feel as though they are at a racetrack and has more advanced features than GI-WINNING SIRE, and GIGADRAKE, a new-style battle game featuring a combination of card games and slot machines, contributed to our overall favorable performance.

As a result, consolidated net revenues of the Amusement Business Segment for the six months ended September 30, 2004 were ¥18,992 million (119.0% of consolidated revenues for the six months ended September 30, 2003).

TOPICS

Registered Users of KONAMI’s Online Arcade Games Top Three Million!

Registered users of our online arcade games have broken through the three million mark. This shows that more and more people are having fun with our e-AMUSEMENT network system, which links amusement arcades to KONAMI itself. The MAH-JONG FIGHT CLUB series, which enables players to go head-to-head with opponents online, has proved particularly popular. Since its launch in March 2004, 13,000 units of the latest MAH-JONG FIGHT CLUB 3 have been installed at amusement arcades nationwide. Going forward, KONAMI plans to launch more online games that take advantage of the e-AMUSEMENT network system to help vitalize the entire amusement arcade market.

Plenty of Stage Effects and Games With WingFantasia

KONAMI has created a new token-operated “penny-falls” game machine that incorporates an authentic Japanese backgammon game with a roulette-type selection device. The result is WingFantasia, a totally unique token-operated machine that offers a real party game experience. With its 50-inch screen showing the dynamic super jackpot, and a maximum of 12 users, this game has the power to draw in players. WingFantasia is a game brimming with fun and a vital addition to any amusement arcade, and successfully fuses the analog feel of the tokens with the digital experience of a large-screen slot machine game. In short, WingFantasia offers a totally new gaming experience in the token-operated game machine genre, and is already proving popular at amusement arcades around the country.

Gaming Business

As for the Gaming Business Segment, we operate mainly in North America and Australia. In North America, our main video slot machines continued to mark solid sales, especially in Nevada, California and Michigan. We introduced ADVANTAGE SERIES, a mechanical slot machine product in December 2003 that increased our overall sales.

Although the Australian market leveled off, we secured our sales with exports of video slot machines.

As to the acquisition of gaming licenses, we have obtained licenses in a total of 25 states and provinces in North America, of which 20 are in the United States, four in Canada and one is a dominion of the United States. This total was realized after we acquired licenses in New Jersey and Connecticut in the United States in August 2004 and Saskatchewan province in Canada in April 2004. We own gaming licenses in every state in Australia.

As a result, consolidated net revenues of the Gaming Business Segment for the six months ended September 30, 2004 were ¥5,898 million (114.2% of consolidated revenue for the six months ended September 30, 2003).

TOPICS

Latest Acquisition of Gaming Licenses in North America

(As of September 30, 2004)

The move to legalize casinos is gaining momentum worldwide. The existing casino gaming market in North America, the world’s largest, continues to expand each year as more states and provinces acknowledge the opportunities that casinos present in terms of new jobs and tax revenues. Since first obtaining a gaming license from the U.S. state of Nevada in January 2000, KONAMI has aggressively pursued licensure in other states and provinces in North America that have legalized casinos. These efforts resulted in licenses granted by the U.S. states of New Jersey and Connecticut in August 2004, giving KONAMI gaming licenses in a total of 25 states and provinces as of September 30, 2004. Obtaining gaming licenses on the East Coast has now brought the entire North American market into view. This will lead to new strategies and a faster pace of product launches aimed at expanding KONAMI’s share of the market.

KONAMI on Display at the Global Gaming Expo (G2E) in Las Vegas

The world’s largest gaming show, Global Gaming Expo (G2E) 2004, was held at the Las Vegas Convention Center in Las Vegas, Nevada from October 5–7, 2004. At the three-day event, KONAMI displayed a full lineup of casino equipment and cutting-edge casino systems that earned high marks from visitors to the show. The KONAMI Group is determined to expand its share of the growing casino gaming market, leveraging its expertise in the field of entertainment to create machines offering innovative, never-before-seen modes of game play. At the same time, the Group is also focusing more heavily on the casino systems vital to the management and operation of these machines.

Health & Fitness Business

With regard to the Health & Fitness Business Segment, in our sports club business, we opened the Fukuoka-Tenjin branch in Fukuoka in April 2004 and the Oita-Akeno branch in Oita in May 2004 to further expand the Konami Sports Club’s network. As to new products and services, we newly established a Gymnastic Club to foster young gymnasts, as part of the gymnastics school of “Undo-Jyuku,” which helps contribute to the development of Japanese sports. We also installed Automated External Defibrillators (AEDs), in all Konami Sports Clubs nationwide to enable safe facilities and high-quality services.

As to the fitness products business, for commercial use, we utilized our knowledge in entertainment business and our network technologies to promote the expansion of our fitness machine products lineup such as the EZ series, and introduced them into our sports clubs, receiving highly favorable reviews from our members. As for home use, we entered into the market of home-use fitness products and released Refreshment bike, a home-use fitness machine, which features a function that generates highly concentrated oxygen and negative ions. We also introduced FLAVANGENOL UP50, our original nutritional supplement.

As a result, the consolidated net revenues of the Health & Fitness Business Segment for the six months ended September 30, 2004 were ¥39,778 million (100.2% of consolidated revenues for the six months ended September 30, 2003).

TOPICS

Cycling Through Paradise—Konami Sports’ Honolulu Century Ride Tour

Now in its 23rd year, Honolulu Century Ride 2004, Hawaii’s most historic amateur cycling competition, was held in Honolulu, Hawaii on September 26, 2004. This year, 112 Konami Sports Club members joined a package tour to coincide with the event. The race got under way at 6:15 a.m. when 2,939 competitors left the starting line at Kapiolani Park. After selecting a course best suited to their own ability, members were free to enjoy the thrill of participating in a cycling race while admiring Hawaii’s breathtaking scenery. Konami Sports is committed to creating excitement under its Hawaii Project concept, providing fun package tours to an even broader range of people.

Automated External Defibrillators at Konami Sports Clubs to Enhance Customer Safety

On September 13, 2004, Konami Sports completed the installation of automated external defibrillators, or AEDs, at each of its 32 sports clubs in Tokyo. By September 24, AEDs had been introduced or installed at all 207 of its sports clubs across Japan.

During intense exercise, a sudden twitch in the heart muscle can sometimes disrupt the flow of blood to the organ’s ventricles. AEDs are a type of emergency lifesaving equipment with recognized effectiveness in treating such conditions. As part of a long-standing commitment to ensuring customer safety, Konami Sports requires every person on staff at its sports clubs to be licensed in administering CPR. For Konami Sports, this installation of AEDs will further boost the safety of its facilities as part of its efforts to deliver high-quality services.

Interim Consolidated Financial Statements (U.S. GAAP)

Consolidated Balance Sheets (Unaudited)

	Millions of yen
	September 30, 2004	September 30, 2003
ASSETS
CURRENT ASSETS:	¥150,465	¥148,661

Cash and cash equivalents	79,779	82,282
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥659 million and ¥754 million at September 30, 2003 and 2004, respectively	25,017	23,722
Inventories	23,826	20,291
Deferred income taxes, net	13,798	12,193
Prepaid expenses and other current assets	8,045	10,173

PROPERTY AND EQUIPMENT, NET	47,394	47,338

INVESTMENTS AND OTHER ASSETS:	96,415	94,643
Investments in marketable securities	130	113
Investments in affiliates	9,419	12,472
Identifiable intangible assets	46,389	46,168
Goodwill	463	463
Lease deposits	23,684	24,217
Other assets	16,330	11,210

TOTAL ASSETS	¥294,274	¥290,642

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:	¥91,501	¥71,570

Short-term borrowings	7,073	3,108
Current portion of long-term debt and capital lease obligations	17,591	2,977
Trade notes and accounts payable	16,477	18,231
Accrued income taxes	21,960	17,926
Accrued expenses	18,173	18,089
Deferred revenue	6,088	6,739
Other current liabilities	4,139	4,500

LONG-TERM LIABILITIES:	77,967	94,325

Long-term debt and capital lease obligations, less current portion	52,572	69,026
Accrued pension and severance costs	2,357	2,508
Deferred income taxes, net	20,731	19,389
Other long-term liabilities	2,307	3,402

Total liabilities	169,468	165,895

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	24,959	28,121

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value— Authorized 450,000,000 shares; issued 128,737,566 shares at September 30, 2003 and September 30, 2004; outstanding 120,483,851 shares at September 30, 2003 and 119,823,294 shares at September 30, 2004	47,399	47,399
Additional paid-in capital	46,736	46,736
Legal reserve	—	—
Retained earnings	32,152	27,787
Accumulated other comprehensive income	950	368

Total	127,237	122,290
Treasury stock, at cost— 8,253,715 shares and 8,914,272 shares at September 30, 2003 and September 30, 2004, respectively	(27,390)	(25,664)

Total shareholders’ equity	99,847	96,626

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥294,274	¥290,642

Interim Consolidated Financial Statements (U.S. GAAP)

Consolidated Statements of Operations (Unaudited)

	Millions of yen
	Six months ended September 30, 2004	Six months ended September 30, 2003
NET REVENUES:	¥114,009	¥129,976
Product sales revenue	74,933	91,261
Service revenue	39,076	38,715

COSTS AND EXPENSES:
Costs of products sold	45,409	50,618
Costs of services rendered	33,205	31,798
Selling, general and administrative	23,544	25,862

Total costs and expenses	102,158	108,278

Operating income	11,851	21,698

OTHER INCOME (EXPENSES):
Interest income	239	228
Interest expense	(475)	(425)
Other, net	(29)	907

Other income (expenses), net	(265)	710

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	11,586	22,408

INCOME TAXES	5,819	10,669

INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	5,767	11,739
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,590	1,110
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(2,551)	230

NET INCOME	¥1,626	¥10,859

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2004	Six months ended September 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	¥1,626	¥10,859
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	4,224	3,972
Reversal for doubtful receivables	(455)	(253)
Loss on sale or disposal of property and equipment, net	635	652
Loss (gain) on sale of marketable securities	46	(1,303)
Equity in net loss (income) of affiliated companies	2,551	(230)
Minority interest	1,590	1,110
Deferred income taxes	1,616	1,159
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	955	5,136
Increase in inventories	(5,246)	(7,238)
Increase (decrease) in trade notes and accounts payable	(23)	439
Increase (decrease) in accrued income taxes	(1,418)	4,083
Decrease in accrued expenses	(718)	(758)
Increase in deferred revenue	52	1,204
Other, net	1,112	(2,753)

Net cash provided by operating activities	6,547	16,079

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(7,764)	(2,832)
Proceeds from sales of property and equipment	333	73
Proceeds from sales of investments in marketable securities	22	1,593
Acquisition of new subsidiaries, net of cash acquired	—	(206)
Decrease in time deposits, net	—	63
Decrease in lease deposits, net	165	272
Other, net	(647)	(217)

Net cash used in investing activities	(7,891)	(1,254)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in short-term borrowings	4,485	(5,268)
Proceeds from long-term debt	—	6,400
Repayments of long-term debt	(588)	(315)
Principal payments under capital lease obligations	(1,176)	(1,177)
Dividends paid	(4,217)	(5,544)
Purchases of treasury stock by parent company	(1,724)	(1)
Purchases of treasury stock by subsidiaries	(3,555)	(633)
Other, net	(39)	(116)

Net cash used in financing activities	(6,814)	(6,654)

Effect of exchange rate changes on cash and cash equivalents	1,052	(569)
Net increase (decrease) in cash and cash equivalents	(7,106)	7,602
Cash and cash equivalents, beginning of the period	86,885	74,680

Cash and cash equivalents, end of the period	¥79,779	¥82,282

KONAMI Group	(As of September 30, 2004)

Board of Directors, Corporate Auditors and Corporate Officers

Konami Group Corporate Officers	(As of October 21, 2004)

In Charge	Name	Position
CEO, Konami Group	Kagemasa Kozuki
CFO, Konami Group	Noriaki Yamaguchi
Computer & Video Games Business	Kazumi Kitaue	Division President (Computer & Video Games Division) CEO, Konami Digital Entertainment, Inc.
Amusement Business, Health & Fitness Business, Online Business	Fumiaki Tanaka	Division President (Amusement Division) Chairman, Konami Sports Life Corporation President, Konami Online, Inc.
Toy & Hobby Business	Akihiko Nagata	Division President (Toy & Hobby Division) President, Konami Media Entertainment, Inc.
Gaming Business	Satoshi Sakamoto	CEO, Konami Gaming, Inc.
New Business	Shuji Kido	President, KPE, Inc.
Group Corporate Planning	Toshiro Tateno	Division President (Group Corporate Planning Division)
Group Intellectual Property	Shigeo Niwa	Division President (Intellectual Property Division)
Group Human Resources	Kimihiko Higashio	Division President (Human Resources Division)
Group Administration	Naoyuki Notsu	Division President (Administration Division)
Group IT Management	Fumiaki Tanaka	Division President (IT Management Division)
Group Finance and Accounting	Akira Tamai	Division President (Finance and Accounting Division)

Board of Directors and Corporate Auditors, Konami Corporation	(As of June 24, 2004)

Position	Name
Representative Director	Kagemasa Kozuki
Representative Director	Kagehiko Kozuki
Representative Director	Noriaki Yamaguchi
Director	Toshiro Tateno	Executive Vice President and CFO, TAKARA Co., Ltd.
Director	Tsutomu Takeda	Chairman, Representative Director, Konami Sports Corporation (Former Representative Director and President, Asatsu-DK Inc.)
Director (External)	Tomokazu Godai	President, Maya Tec Co., Ltd.
Director (External)	Hiroyuki Mizuno	Director, Research Institute of Kochi University of Technology (Former Vice President, Matsushita Electric Industrial Co., Ltd.)
Director (External)	Akira Gemma	Senior Advisor, Shiseido Co., Ltd. (Former President, Shiseido Co., Ltd.)
Standing Corporate Auditor	Noboru Onuma	(Former Director, Sumitomo Mitsui Banking Corporation)
Standing Corporate Auditor	Tetsuro Yamamoto	(Former Director, Bank of Tokyo-Mitsubishi, Ltd.)
Corporate Auditor	Minoru Nagaoka	President, Capital Markets Research Institute (Former Chairman, Tokyo Stock Exchange)
Corporate Auditor	Masataka Imaizumi	Chairman, Police Association (Former Superintendent-General of the Metropolitan Police Department)

Note:	Statutory Corporate Auditors Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are outside statutory corporate auditors as provided for in Article 18.1 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Corporation (Kabushiki Kaisha).”

Corporate Officers, Konami Corporation	(As of October 21, 2004)

Position	Name
President, Corporate Officer	Kagemasa Kozuki
Executive Vice President, Corporate Officer	Noriaki Yamaguchi
Executive Corporate Officer	Fumiaki Tanaka
Executive Corporate Officer	Akihiko Nagata
Executive Corporate Officer	Shuji Kido
Executive Corporate Officer	Toshiro Tateno
Corporate Officer	Shigeo Niwa
Corporate Officer	Kimihiko Higashio
Corporate Officer	Naoyuki Notsu
Corporate Officer	Seiji Ito

Stock Information	(As of September 30, 2004)

Common Stock

Authorized: Outstanding: Number of Shareholders:	450,000,000 shares 128,737,566 shares (including 8,914,272 treasury shares) 51,312

Composition of Shareholders

Principal Shareholders

Shareholders	Shares (Thousands)	(% of total)
Kozuki Holding B.V.	13,530	10.50%
Japan Trustee Services Bank, Ltd. (Trust Account)	9,661	7.50%
The Master Trust Bank of Japan, Ltd. (Trust Account)	9,169	7.12%
KONAMI CORPORATION	8,914	6.92%
Kozuki Capital Corporation	7,000	5.43%
Kozuki Foundation for Advanced Information Technology	5,907	4.58%
Sumitomo Mitsui Banking Corporation	4,353	3.38%
Kozuki Foundation for Sports and Athletes	4,245	3.29%
Kozuki Foundation for Higher Education	3,239	2.51%
Deutsche Bank AG London 610	2,527	1.96%
BNP PARIBAS Securities (Japan) Ltd.	2,362	1.83%
Trust & Custody Services Bank, Ltd. (Investment Trust Account)	1,293	1.00%
Trust & Custody Services Bank, Ltd. (Trust Account B)	1,122	0.87%
Banca Intesa Clients Omnibus Account	1,101	0.85%
Morgan Whitefriars Equity Derivatives	940	0.73%
State Street Bank and Trust Company 505103	898	0.69%
Deutsche Securities Ltd.	845	0.65%
Credit Suisse First Boston Securities (Japan) Ltd.	831	0.64%
CALYON DMA OTC	736	0.57%
KONAMI EISHINKAI	724	0.56%

Stock Price (¥)

Shareholder Information

Fiscal Year-End	March 31

Ordinary General Meeting of Shareholders	June

Record Date for Shareholders	March 31 (and other dates for which prior notice is given)

Record Date for Payment of Dividends to Shareholders	Year-end dividends: March 31 Interim dividends: September 30

Share Trading Unit	100 shares

Transfer Agent	The Sumitomo Trust and Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan

Location of Transfer Agent Handling Office	The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

(Mailing address)	The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department 1-10, Nikko-Cho, Fuchu, Tokyo 183-8701, Japan

(Telephone inquiries)	(Change in address): 0120-175-417 (Other inquiries): 0120-176-417

(Internet URL)	http://www.sumitomotrust.co.jp/STA/retail/service/daiko/ index.html

Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and all branches in Japan

Public Notice

The Nihon Keizai Shimbun

Earnings reports (balance sheets and income statements based on the Law Concerning Special Exceptions to the Commercial Code) are posted on KONAMI’s investor relations website.

Stock Exchange Listings	Tokyo, New York, London and Singapore

The Sumitomo Trust and Banking Co., Ltd. carries out various procedures related to the handling of KONAMI shares. For more details on share handling procedures, please visit The Sumitomo Trust and Banking Co., Ltd.’s website.

For ADR Holders

Depositary and Transfer Agent for American Depositary Receipts: JPMorgan Chase Bank

270 Park Avenue, New York, NY 10017-2070, U.S.A.

ADR Holder Contact: JPMorgan Service Center

(Mailing address) P. O. Box 43013, Providence, RI 02940-3013, U.S.A.

(Telephone)	781-575-5328

(Fax)	781-575-4082

(E-mail)	adr@jpmorgan.com

KONAMI CORPORATION

Incorporated: March 19, 1973
Paid-in Capital: ¥47,399 million
Headquarters: 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan
Tel: 81-3-5220-0573
Fax: 81-3-5220-9900
URL: www.konami.com
©2004 KONAMI